VIA EDGAR

March 18, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo
Mr. Jeff Kauten Mr. Larry Spirgel

Re:	WiMi Hologram Cloud Inc.

Registration Statement on Form F-1 filed on March 18, 2021

CIK No. 0001770088

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WiMi Hologram Cloud Inc. (the “Company”) hereby requests that the effectiveness date of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated so that the F-1 Registration Statement will be declared effective at, 4:00 p.m., Eastern Time, on March 22, 2021, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, DLA Piper UK LLP.

The Company understands that FT Global Capital, Inc. and The Benchmark Company, LLC, as the placement agents of the offering, have joined in this request in a separate letter delivered to you today.

[Signature page follows]

Very truly yours,

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive Officer